









Nasdaq: SPTN

FACTS

INVESTMENT CONSIDERATIONS

Strong Market Share Positions

	Market Share
Northern Michigan	41%
Greater Toledo	29%
Grand Rapids, MI	21%
Central Michigan	19%

Improving Sales and Earnings Growth

Continuing operations compared with prior year

	Q4 '01	Q3 '01	Q2 '01	Q1 '01
Sales	+26.3%	+19.5%	+9.5%	+6.1%
EPS*	+220%	+95.5%	+41.0%	+16.7%

**Excludes nonrecurring items, adjusted for stock dividends*

	FY 2002
First Call (estimate as of 5/15/01)	$1.49

Improving Same Store Sales Comparisons

Compared with prior year

	Q4 '01	Q3 '01	Q2 '01	Q1 '01
Sales	+7.7%	+6.2%	+5.0%	+4.4%

Share Buyback Program

- Through March 31, 2001, the company has purchased approximately 330,000 shares for $2.6 million.

Long, Established Operating History

- In 84 years of partnering with neighborhood supermarket operators, Spartan has grown into the ninth largest grocery distributor and the sixth largest convenience store distributor in the United States

Retail Strategy Will Improve Operating Profit Margin

SPARTAN STORES, INC., AND SUBSIDIARIES
SUMMARY CONSOLIDATED FINANCIAL DATA
(in thousands, except per share data)

	Year ended (unaudited) March 31, 2001 (53 Weeks)	March 25, 2000 (52 Weeks)
Net sales	$ 3,505,923	$ 3,030,917
Cost of sales	2,960,582	2,643,490
Gross profit	545,341	387,427
SG&A	482,879	344,993
Restructuring charge	1,000	(4,521)
Interest expense	31,243	27,294
Interest income	(4,199)	(4,492)
Other gains	(2,542)	(1,491)
Earnings before income taxes and discontinued operations	36,960	25,644
Income taxes	13,925	9,653
Earnings before discontinued operations	23,035	15,991
Earnings from discontinued operations	407	1,203
Net earnings	$ 23,442	$ 17,194
Diluted earnings per share:		
Earnings from continuing operations	$ 1.33	$ 1.19
Net earnings	$ 1.35	$ 1.28
Weighted diluted average number of shares outstanding:	17,345	13,439

Balance Sheet	March 31, 2001
Cash and cash equivalents	$27,561
Other current assets	299,977
Other assets	194,164
Net property and equipment	289,143
Total assets	$810,845
Total current liabilities	$258,474
Deferred taxes on income	16,594
Other long-term liabilities	10,732
Long-term debt	306,632
Total shareholders' equity	218,413
Total liabilities and shareholders' equity	$810,845

FORWARD-LOOKING STATEMENTS

This fact sheet contains plans, expectations, estimates, projections and other forward-looking statements that involve significant risks and uncertainties. Actual results may differ materially from the results discussed in these forward-looking statements. Internal and external factors that might cause such a difference include, but are not limited to: (1) expected cost savings and other synergies might not be fully realized or realized within the expected time frame; (2) revenues may be lower than expected; (3) competitive pressures among food retail and distribution companies may increase significantly; (4) costs or difficulties may be encountered; (5) changes in the interest rate environment may reduce net interest income; (6) general economic conditions may deteriorate, either nationally or in the states in which the company operates; (7) legislation or regulatory changes may adversely affect the businesses in which the company is engaged. The company disclaims any intention or obligation to update or revise any forward-looking statement and other information set forth in this fact sheet.

Spartan Stores, Inc.
850 76th Street, P.O. Box 8700, Grand Rapids, Michigan 49518-8700
616.878.2000 www.spartanstores.com

building
a new
spartan
Ashcraft's
Markets
FAMILY FARE
SUPERMARKETS
food town
SUPER MARKETS
Prevo's
FAMILY MARKETS
MARKETS
Glen's
GREAT DAY
FOOD CENTERS
spartan stores, inc.
THE FOOD PEOPLE

spartan stores, inc.
THE FOOD PEOPLE

QUICK

Headquartered	Grand Rapids, Michigan
Principal Business	Retail grocery store and deep-discount drugstore operator and grocery and convenience store distributor
Stores Owned	
Retail Grocery	102
Deep Discount Drug	25
Distribution Customers	
Independent Grocers	350
Convenience Stores	6,600
Products	Manage over 40,000; 2,400 private label items
Employees	12,000
Geographic Regions	
Grocery Stores	MI, OH, IN
Convenience Stores	MI, IN, KY, OH, PA, TN, GA, WV

Spartan Stores, Inc. fiscal 2000 Sales Mix Continuing Operations

Convenience Distribution 30.2%
Real Estate 0.4%
Retail 17.8%
Grocery Distribution 51.6%

Spartan Stores, Inc. fiscal 2001 Sales Mix Continuing Operations

Convenience Distribution 26.1%
Grocery Distribution 40.6%
Retail 33.1%
Real Estate 0.2%

Business Strategy

Spartan Stores, Inc. is becoming a significant food retailer and distributor in the Midwest. Sales and earnings are expected to accelerate as the company continues to build on its retail strategy. The large number of independent retail grocers in Spartan's target area (many of which are now Spartan customers) offer continued consolidation opportunities. Spartan's experienced retail operations team, as well as its expertise in retail support services, provides Spartan with the tools for both successful integration and significantly improved retail profitability. Through a combination of internal and external revenue growth and efficiency improvements in its distribution operations, Spartan expects to achieve sustainable earnings growth. The Company's business strategy focuses on:

➢ *Acquisitions, which will play a vital role in Spartan's long-term retail strategy.* During the next several years, acquisitions are expected to add an additional 5-10% revenue growth. Spartan's strategy targets acquisition candidates to be:

- Independent operators with strong local market presence
- Retail stores in contiguous geographic regions
- Profitable stores that can benefit from more efficient management
- Stores that can be accretive to earnings within 24 months of Spartan ownership

➢ *Enhanced Marketing and Merchandising Programs*

- Increase multi-tiered private label programs
- Design product mix to reflect preferences of each local market
- Increase buying leverage through retail store additions and synergistic relationships with existing distribution customers
- Target merchandising, advertising, and promotions to improve sales per square foot, same-store sales comparisons, and in-store traffic
- Implement marketing "best practices" across all business units to increase penetration of higher-margin products

➢ *Streamlined cost structure*

- Continue to streamline operational and administrative functions across all business units
- Expect annual synergies from the Food Town merger to exceed $6 million in the first full fiscal year ending March 31, 2002, increasing thereafter, primarily from purchasing leverage, volume efficiencies and corporate overhead cost reductions
- Continue to implement store operational "best practices" within all stores

Executive Management Team

Spartan's executive management team, led by Spartan's Chairman, President and Chief Executive Officer Jim Meyer, has been instrumental in developing Spartan's retail grocery strategy. This team, with over 75 years of industry experience, is committed to becoming a significant food retailer and distributor in the Midwest while enhancing shareholder value by achieving consistent, profitable growth:

James Meyer
Chairman, President and Chief Executive Officer

Jim has guided Spartan's re-entry into the retail grocery market. President and CEO since July 1997 and chairman since August 2000, Jim joined Spartan in 1973 and has held numerous management positions throughout his career.

Joel Barton
Executive Vice President Sales and Marketing

Joel brings over 27 years of experience in the retail supermarket industry and a wealth of experience in merchandising, operations and in mergers and acquisitions. Joel was previously vice president of retail, responsible for Spartan's 118-store chain of supermarkets and drugstores. Before joining Spartan, Joel served as senior vice president of Raley's, a prominent, California-based, 150-store retail supermarket chain.

John Sommavilla
Executive Vice President Merchandising and Logistics

John is responsible for Spartan's supply chain and category management initiatives. Previously, he was vice president of purchasing, with responsibility for all purchasing activities. John joined Spartan in 1985 as a supervisor in the grocery warehouse and has held increasingly important management positions in all critical aspects of the purchasing and distribution system.

David Staples
Executive Vice President and Chief Financial Officer

Dave oversees human resources, information technology, real estate and finance. Prior to joining Spartan, Dave held various financial positions during the four years he spent at Kmart Corporation (NYSE: KM) overseeing planning and analysis, financial reporting and special projects. His most recent position was as divisional vice president for strategic planning and reporting, responsible for planning and analysis, budgeting, reporting and corporate accounting. Before Kmart, he served 11 years in Arthur Andersen's audit and business advisory practice.

This report was prepared by
SM BERGER & COMPANY
Independent Investor Relations Consultants
(216) 464-6400

Expanding Retail

Spartan's strategic repositioning as a significant food retailer in the midwest is expected to help secure its competitive position as a distributor, improve margins, and ensure faster growth.

Over the past two years, the Company acquired the following retailers:

- Prevo's Family Markets: 10 stores (March 2001)
- Seaway Food Town: 73 stores (August 2000)
- Great Day Food Centers: 3 stores (December 1999)
- Glen's Markets: 23 stores (April 1999)
- Family Fare Supermarkets: 13 stores (March 1999)
- Ashcraft's Markets: 8 stores (January 1999)

Stock Repurchase

In September 2000, Spartan's board authorized repurchase of up to $5 million of its common shares over the next 12 months for employee benefit plans, possible acquisitions, and other general corporate purposes.

Acquisition Update

In March 2001, Spartan acquired Prevo's Family Markets, a respected 10-store retail grocer in Western Michigan with annual sales of $100 million. Because Prevo's was already a distribution customer, Spartan's net gain in annual revenues from the addition of Prevo's will be approximately $50 million.

The August 2000 merger with Seaway Food Town launched Spartan Stores as a publicly traded company with an annual sales run rate in excess of $3.5 billion. Food Town now has a 29% market share in northwest Ohio. Spartan expects to realize profit potential through:

➢ Improved private label programs for Food Town
➢ Increased buying power from Food Town's retail operations
➢ Elimination of redundant administrative functions
➢ Shifting merchandising to a "pull-through" marketing strategy
➢ Improved category management

Spartan is improving Food Town's sales per square foot and same-store sales comparisons, while improving retail store profitability. Seaway is expected to be accretive to Spartan's earnings within 24 months of the merger.


Spartan Stores, Inc.
Operating Territory
Michigan
Indiana
Ohio
Pennsylvania
West Virginia
Kentucky
Tennessee
Georgia
Spartan Stores Retail
102 Locations
Deep Discount Drug Stores
25 Locations
Grocery Distribution
(MI, IN & OH)
Convenience Distribution
MI, IN, KY, OH, PA,
TN, GA, WV
Distribution Center Locations:
Spartan: Grocery
Grand Rapids, MI
Plymouth, MI
Food Town: Toledo, OH
Spartan: Convenience
Grand Rapids, MI
Louisville, KY
Gahanna, OH